Exhibit 99.2

Consent of Director Nominee

The undersigned hereby consents to being named in the registration statement on Form S-1 and in all subsequent amendments and post-effective amendments or supplements thereto and in any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (collectively, the “Registration Statement”), of TPG Partners, LLC, a Delaware limited liability company, that will convert into TPG Inc., a Delaware corporation (the “Company”), as an individual to become a director of the Company and to the inclusion of her biographical and other information in the Registration Statement. The undersigned also hereby consents to being named in any registration statement on Form S-8 filed by the Company that incorporates by references the prospectus forming part of the Registration Statement.

/s/ Deborah M. Messemer
Name: Deborah M. Messemer
Date: December 9, 2021